Filed by: First Busey Corporation

(Commission File No.: 000-15950)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CrossFirst Bankshares, Inc.

(Commission File No.: 001-39028)

Date: August 27, 2024

The following is a transcript of a joint call hosted by First Busey Corporation and CrossFirst Bankshares, Inc. on August 27, 2024.

First Busey Corp (Update) August 27, 2024

Corporate Speakers:

•	Van Dukeman; First Busey Corporation; Chairman, Chief Executive Officer
•	Mike Maddox; CrossFirst Bankshares, Inc.; President, Chief Executive Officer
•	Jeff Jones; First Busey Corporation; Chief Financial Officer
•	Tate McKay; First Busey Corporation; Vice President of Corporate Development and Investor Relations
•	Randy Rapp; CrossFirst Bankshares, Inc.; President
•	Chip Jorstad; First Busey Corporation; President of Credit & Bank Administration

Participants:

•	Andrew Liesch; Piper Sandler; Analyst
•	Terry McEvoy; Stephens Inc.; Analyst
•	Damon DelMonte; KBW; Analyst
•	Daniel Tamayo; Raymond James; Analyst
•	Brian Martin; Janney Montgomery Scott; Analyst
•	Jeff Rulis; D.A. Davidson; Analyst

PRESENTATION

Operator^ Good morning, and welcome to the joint First Busey and CrossFirst Proposed Merger Conference Call. All participants will be in a listen-only mode. After today's presentation, there will be an opportunity to ask questions. (Operator Instructions). Please note this event is being recorded.

I would now like to turn the call over to Tate McKay, Vice President of Corporate Development and Investor Relations. Please go ahead.

Tate McKay^ Thank you. Good morning, and welcome to the First Busey and CrossFirst joint proposed merger conference call. Leading the call today are Van Dukeman, Chairman and CEO of First Busey; Mike Maddox, President and CEO of CrossFirst; and Jeff Jones, CFO of First Busey.

Following today's call, an archive will be made available on our website for one year. This call contains forward-looking statements with respect to First Busey and CrossFirst plans, expectations, goals, intentions, and projections, including statements about the expected timing for completion, cost savings, synergies, benefits, and our ability to achieve our financial and other strategic goals, all which are subject to numerous assumptions, risks, and uncertainties.

In addition, the presentation we are referencing today was filed with the current reports on Form 8-K of both First Busey and CrossFirst and posted to their respective websites. Cautionary statements about this information and reconciliations of non-GAAP measures are included in our filings with the SEC. These materials are available on the Investor Relations section of our website. All statements speak only as of August 26, 2024, and neither First Busey nor CrossFirst undertake any obligation to update them.

I'll now turn the call over to Van Dukeman, Chairman and CEO of First Busey.

Van Dukeman^ Thank you, Tate, and good morning. Over the past decade, both Busey and CrossFirst have been focused on developing strong commercial banks known for high levels of customer service. We look forward to continuing that trajectory together as we announce this exciting and transformational partnership.

Mike Maddox and his team truly built an impressive company since they launched operations in 2007. It is a lean, efficient, commercial banking operation that has developed strong relationships with an impressive customer base in highly attractive markets.

As we spent time getting to know each other, we found that CrossFirst not only has strong cultural alignment with Busey, but the respective core competencies of our two organizations fit each other extremely well.

On Page 3, of the presentation, you will find a summary of the transaction rationale. Over the past few years, we have been focused on maintaining Busey's fortress balance sheet with exceptional credit quality, strong liquidity, and excess capital, and a diversified revenue stream buttressed by our wealth management and payment businesses, so that we would be well positioned to capitalize on a financially and strategically compelling opportunity of size when we found the right fit.

We believe we found that with CrossFirst. Together, we will be able to take Busey's regional operating model into new dynamic markets with strong economies and demographics, while providing CrossFirst customers access to our wealth management and payment technology solutions products.

Current Busey customers will benefit from our increased scale, which will position us to continue to enhance our company's products, services, and performance. In one move, this transaction gives us impressive westward regional reach into the major metropolitan areas of Kansas City, Dallas, Denver, and Phoenix, in addition to several other attractive markets.

Simply put, this partnership makes us a better financial institution. As it says in the deck, we expect to create a premier and differentiated commercial banking franchise, and this $20 billion asset size institution requires strong leadership to continue to grow in the future, which we are fortunate to have in place as both companies enjoy an exceptional bench of executive management talent.

Upon completion of the transaction, Mike Maddox will become President and Executive Vice Chairman of First Busey and CEO of Busey Bank. I will remain as Executive Chairman and CEO of the Holding Company and the Executive Chairman of Busey Bank.

Prospectively, one year after the bank merger, Mike will take the reins as CEO of the Holding Company, and I will continue as Executive Chairman. Along with Mike and myself, Busey will be led by a combined team of proven and experienced leaders from both organizations who will navigate the combined company through the integration process and beyond.

We will also be governed by an exceptional Board of Directors comprised of eight directors from Busey and five directors from CrossFirst. We believe the two companies complement each other incredibly well.

What Busey brings to CrossFirst, a robust capital foundation, a peer-leading core deposit base, an integrated wealth management and payments platform, and a high level of historical credit discipline and quality.

Those of you I have spoken to often know that we are laser-focused on improving our company's loan yields with high-quality loan growth. This is one of the many strengths that CrossFirst provides, and as seen on Page 4 of the presentation, CrossFirst helps drive us forward with that initiative while maintaining a well-diversified portfolio.

Additionally, the markets they operate in and their lending expertise are expected to provide tremendous opportunities for us to continue putting on high-quality loan growth backed by our strong balance sheet. And we are going to be able to achieve all this by agreeing to a deal with very attractive pro-forma financial economics and without materially diluting our existing shareholders.

I have been fortunate to lead our organization and a predecessor organization through three mergers of equals’ business combinations along with numerous other acquisitions, and I'm excited to see us through another transformational merger.

We believe we have the processes and infrastructure in place to be able to successfully integrate our two organizations operationally and culturally. Our combined management team shown on Page 5 of the presentation is stacked with experienced leaders that we believe will preserve continuity for our teams and be instrumental in realizing all the synergies and incremental opportunities this merger is expected to generate.

In some ways, CrossFirst's branch-like model with no market overlap and smaller commercially focused customer base has the potential to be less arduous than some of the more complex integrations we successfully completed in the past.

For example, our acquisition of Bank of Edwardsville in 2019 included 42,000 households, 16 branches, and wealth management operations. And we integrated it all while simultaneously converting the core processor for our existing bank.

Our long history of success gives me confidence that our combined teams and technology and risk infrastructures are well positioned to bring our two companies together efficiently and successfully.

Speaking of risk infrastructure, it is worth noting that Busey invested heavily over the last several years to not only ensure a smooth and successful transition across the $10 billion asset threshold, but importantly to build the enterprise risk framework to be a much larger organization. This partnership will provide the scale we need to leverage those critical investments while those investments provide us confidence in our path forward together.

Additionally, we had a lot of proactive conversations with our regulators, keeping them informed throughout the process. We have a great relationship with our regulators, and through continuing open dialogue, we will seek to work collaboratively to ensure they have a strong level of comfort with this merger.

In the press release and deck, subject to customary closing conditions, we tentatively project completing this transaction in the first or second quarter of 2025, with the banks merging in mid-2025. We will be concurrently applying to be a state member bank with the Federal Reserve.

Busey Bank's headquarters will remain located in Champaign, Illinois, where we have been located and operating for more than 156 years. Upon completion of the merger, the Holding Company headquarters will be located in Leawood, Kansas, at the site of CrossFirst's current headquarters. The combined organization remains committed to investing in both headquarters locations as well as all the communities we serve.

On a personal note, I want to say how impressed I have been with Mike Maddox's leadership skills and his entire leadership team. I've also witnessed the two companies' leadership teams working very collaboratively over the past several months. The combined leadership team gives me great confidence that the merger integration will be successful.

And now I will pass it over to Mike Maddox for some comments and to share his perspective.

Mike Maddox^ Thank you, Van. I'm incredibly excited to bring our companies together and look forward to guiding the combined organization to achieve the great opportunities this partnership presents.

We highlight a couple primary complementary strengths on Page 6 of the presentation. From our perspective, this combination will take CrossFirst to new heights by combining our leading and growing commercial banking franchise with the power of Busey's core deposit franchise, exceptional wealth management platform, and payment tech solutions offered by FirsTech.

This transaction also positions CrossFirst to leap over the $10 billion asset threshold by leveraging Busey's investment and risk management and compliance. We firmly believe our strong market demographics, commercial focus, and growth potential will help elevate the combined company to a leading regional banking institution throughout the Midwest and Southwestern regions of the United States.

As Van mentioned, once we began meeting in detail across organizations, we realized just how well aligned our people were as well. The cultural similarities between Busey and CrossFirst became wholly apparent and the way we go to market providing that special, high-touch, high-quality service for all of our clients is just part of our DNA.

That level of service will continue when we join together as all of our clients will continue to work with the same people they have come to know and trust. Both companies will continue to organize all of our markets under a regional operating model, providing tailored and excellent service in each of our communities via local leadership and autonomy.

We have great relationships with our customers, and I know many CrossFirst customers are going to be incredibly excited to have access to the wide breadth of services that Busey Wealth Management will now be able to provide them.

They know us, they trust us, and now we can further deepen those relationships by helping them to continue to build their net worth in new ways. And just like many Busey clients, many of our customers are well capitalized. They are particularly good fit for Busey's Wealth Management and FirsTech offerings.

Our relationship managers are out there in great markets looking to create new connections and grow existing relationships, and we just gave them a lot more tools in their toolkit. Take a look at Page 7 of the presentation. Our markets are dynamic, and we continue to see high-quality loan growth across our footprint.

They include some of the most economically vibrant metropolitan areas in the United States. Dallas/Fort Worth, Phoenix, Denver, and Oklahoma City have been some of the fastest-growing metropolitan areas in recent years and have plenty of exciting new development projects.

Our home base in Kansas City continues to bring high-quality opportunities, both on the lending and deposit side. Nearby Wichita and Tulsa have historically been consistent growers for us as well. Combining our markets with Busey's Midwest footprint and presence in Southwest Florida gives us a wide regional reach to go out and bring our unique brand of excellent service to customers across the corridor.

These are markets that have allowed us to drive consistent, high-quality, and robust growth. This partnership really allows us to further penetrate these markets and expand client relationships with a comprehensive suite of services.

CrossFirst, President Randy Rapp is located in Dallas and continues to be a driving force in our success not only in that market but across our business. Randy will become the President of Busey Bank post-merger and is in a great position to drive our combined business and markets forward.

I could go on about all the strategic wins we will see with this combination of our franchises, but we can review some more of these highlights during Q&A later. Lastly, I'd like to thank Van and both teams for their support and leadership in helping make this great partnership a reality.

For now, I will pass it over to Jeff to cover the financial terms of the transaction as well as the attractive pro forma economics.

Jeff Jones^ Thanks, Mike. Now, I've known Mike and CrossFirst since my past life in investment banking when we were introduced during the process leading up to CrossFirst IPO in 2019. It's just been awesome to watch their growth and success over the years since, and I'm excited by the prospects of our partnership here.

Echoing Van and Mike's sentiments, this is just a great strategic fit for these two culturally aligned community and commercially focused institutions. We continue to discover new revelations supporting that strategic and cultural fit as we go deeper into our due diligence, which is summarized on Page 8 of the presentation.

Our team has come to be very experienced in the due diligence process with Busey completing eight acquisitions since 2015, those acquisitions aggregating to approximately $7 billion in bank assets and $4 billion in wealth assets under care.

Over the last few months, we've had over 60 leaders engaged across Busey and CrossFirst to better understand each other's companies. That due diligence process was deep and robust as we identified key opportunities and risks that will help drive the planning process for a successful integration.

In support of our teams, we engaged an independent credit review team that reviewed the loan portfolios of both institutions. In addition, we engaged third-party advisors to assist in the review of balance sheet marks.

For CrossFirst's loan portfolio, our detailed review resulted in the independent loan review team covering 80% of the total portfolio, while our experienced internal credit team's coverage included 95% of watch or worse rated credits.

Understanding how our credit cultures will align was important and how the respective teams became confident in how we are each granting, monitoring, and managing credit. All of that diligence gave both sides great comfort in moving forward to today where we announced this 100% stock deal.

We have an overview of the deal on Page 9 of the presentation. CrossFirst shareholders will receive 0.6675 shares of Busey stock for each share of CrossFirst stock. This results in pro forma ownership of the company at 63.5% for existing Busey shareholders and 36.5% for CrossFirst shareholders on a fully diluted basis.

As seen on Page 10 of the presentation, this deal is highly attractive financially as well with expected minimal tangible book value dilution of 0.6%, 20% EPS accretion in 2026, excluding merger related charges, and a very short tangible book value earned back period of approximately six months.

Excluding accretion from interest rate marks, EPS accretion is expected to remain a strong 16% in 2026. This is compelling for both companies' shareholders. We use detailed and conservative assumptions in the financial analysis that built to these attractive pro forma financial economics. As both Busey and CrossFirst are traded on the NASDAQ and have good analyst coverage of their companies, we relied on published consensus estimates for earnings projections through 2025 with a flat 5% growth rate thereafter.

Although there's a vast array of new income opportunities for our combined companies, as noted in earlier comments, none of these revenue synergies are included in our analysis. For purchase accounting marks, our detailed credit review resulted in a credit mark of $119 million or 1.88% of CrossFirst loans.

Much of CrossFirst loan portfolio is on variable rates and the interest rate mark accordingly on those loans was modest at $88.4 million or 1.39% of loans, which will accrete back into earnings over time.

We used a detailed bottoms up item level build from our due diligence teams to estimate cost savings. Both companies have disciplined expense management cultures and our efficient operations will be further enhanced by cost savings currently estimated at approximately $25 million on a fully phased in basis or around 16% of CrossFirst's annual total non-interest expense base.

No branch closures or consolidations are contemplated in this transaction. Our team employed a similar detailed methodology to derive a granular build of one-time merger related charges. In connection with our independent third party advisors, the level of precision employed to derive our assumptions gives us great comfort in all of our financial estimates.

As Van mentioned earlier and is shown on Page 12 of the deck, our top Tier capital position allowed us to pursue this partnership, and while we're strategically leveraging our capital here, capital ratios are expected to remain significantly above well-capitalized thresholds at closing with a consolidated 9.6% leverage ratio, 11% CET1 ratio, and 14.1% total risk-based capital ratio.

Furthermore, our tangible common equity ratio is expected to remain strong at 8.3% estimated at closing. This capital strength is also evident in our bank level ratios as well. Accordingly, there's no need to dilute our shareholders with an accompanying capital raise that has become commonplace in recent bank M&A transactions.

We know all of our shareholders appreciate the capital strength we've safely built over time and will continue to build and conservatively deploy in financially beneficial ways for our shareholders. It's also worth noting that projected returns on this transaction substantially exceed our cost of capital with an estimated internal rate of return north of 19%.

Operating in larger market cap will improve trading liquidity for our shareholders and the earnings enhancements will bolster our dividend capacity as well going forward. CrossFirst currently pays no dividend to their shareholders, so Busey's current quarterly dividend of $0.24 per share would represent a dividend pickup of $0.16 per share per quarter for CrossFirst shareholders post-closing.

In closing, our partnership represents a highly financially attractive deal for our combined institution that will support Busey's future success. The estimated pro forma financial performance relative to peers should also serve our shareholders well as shown on Page 13 of the presentation.

The projected minimal tangible book value dilution, very short earn-back period, robust EPS accretion, and strong pro forma capital ratios that we expect to deliver with this partnership should stand out among recently announced transactions in the industry. And we look forward to our investors benefiting from this attractive financial and strategic fit.

With that, operator, we’ll now take questions.

QUESTIONS AND ANSWERS

Operator^ Thank you. (Operator Instructions). Please stand by while we compile the Q&A roster. Our first question comes from the line of Andrew Liesch of Piper Sandler.

Andrew Liesch^ Morning, everyone, and congratulations.

Van Dukeman^ Thanks, Andrew.

Mike Maddox^ Thank you.

Andrew Liesch^ Question here, you got a great deposit base at Busey and really strong loan growth generation capabilities at CrossFirst. How should we look at loan and deposit growth once the deal is integrated?

And do you think it will be most of the deposit growth will come from the Busey side with less need to pay for money market accounts at CrossFirst? Just kind of curious on how you think the balance sheet growth mix will be after integration.

Jeff Jones^ Yes, maybe I'll start off here, Andrew, and Van and Mike can chime in as well. I mean, I think, we have -- if you look historically, you know, at Busey, we're a kind of 3% to 4% grower. I think if you look at CrossFirst, on the asset side I think recent guidance has been more in the 6% to 8% range.

I think the way we've modeled this transaction is we're looking on the asset side, on the loan side, at kind of 5% to 6% growth. And more of that's going to come out of CrossFirst’s franchise than out of our legacy franchise, certainly on a percentage growth basis.

Over time, we think, we've been roughly, probably 3% plus or minus grower on the deposit side. We would expect that, kind of to continue long term. We'd also expect to make some investments in CrossFirst’s franchise over time to help increase their core deposit growth, as well.

We're fortunate with the setup of the balance sheet, that we got a fair amount of liquidity. That gives us a lot of kind of flexibility and optionality as we move forward. As we get closer to close, we'll take a look at some of their more wholesale type funding given the cash and liquidity we have on the balance sheet, and think about that as well.

But, I mean, I think you kind of think about growth in that regard. We've got, as you know, I mean, you cover us. You know we've got quite a bit of liquidity that flows off of our securities book which we would expect to continue here. And so, that's going to help on the funding side as well.

Andrew Liesch^ Got it. CrossFirst obviously with their solid growth lately, from the Busey's perspective, are there any products or areas of lending that CrossFirst has that you guys are particularly pleased to be acquiring?

Van Dukeman^ Well, I think they also lend to very well capitalized borrowers. So I think if you think about these markets, Mike and Randy have really, they're loaning money to very, very top clients. And we see the opportunity to continue to do that, that's exciting.

What we like is the idea that we can implement a more robust private client operation in those markets as well as wealth management, which obviously has been mentioned. But that can drive both deposit growth as well as wealth management growth.

So I think it's strength on strength in terms of both of us really lending and banking well capitalized business entrepreneurs.

Andrew Liesch^ Got it. Very helpful. Thanks for taking the questions. I’ll step back.

Van Dukeman^ Thanks, Andrew.

Operator^ Thank you. Our next question comes from the line of Terry McEvoy of Stephens Inc.

Terry McEvoy^ Hi, good morning. And congratulations on this morning's deal. Maybe start with a question for Van. I'd agree with your assessment of Busey's asset quality track record as being exceptional. I'm just wondering as you look at, I think it was Slide 26, there's some businesses that CrossFirst has that I'm just curious, get your thoughts on whether those businesses stick around and whether you think maybe the loan portfolio gets a little smaller before it begins to grow, as was the question from the last caller.

Van Dukeman^ Yes, you're talking about the verticals, Terry?

Terry McEvoy^ Correct, yes. I don't have the slides in front of me, but franchise finance, there were some businesses that maybe Busey did not operate it in the past. Do you think you maintain those lines of businesses, or do you think some of those shed to conform to some of the legacy Busey lending to well-capitalized businesses and owners?

Van Dukeman^ Understood. So, as you know Terry, in the last transaction we completed this last quarter, second quarter, that was really a vertical play as well with the life equity lending, very high risk adjusted returns. Our team did a deep dive with Randy and Mike and their credit group on these verticals. They are highly experienced, and some of these verticals also we think over time could also be big producers of deposit growth as well.

I don't think at this point we're interested in stopping those verticals. I think we like them. We like the way they are being underwritten, and actually the risk adjusted returns are quite high. Some of the -- I think, if you look at the higher loan yields that CrossFirst has versus Busey, some of it's being driven by these loan verticals, and we like that. I think trying to push through some more deposit growth in those verticals would be important to us, but we actually kind of like them, Terry.

Terry McEvoy^ Thank you. And then as a follow-up, can you just talk about the scalability of the wealth management platform and whether there needs to be a meaningful amount of investment and expenses incurred as you roll that out into these newer markets and new customers?

Van Dukeman^ Yes. We took that into account to some degree, Terry, when we looked at the cost savings and just the overall investments we would have to make, whether that was in risk or also here in the wealth management and private client area. Yes, I think it's going to take some investment for sure, and it's really people.

You think about Kansas City, Dallas, Phoenix, Denver, I mean the other markets as well, we're going to have to bring in wealth management professionals, private client key folks in that area as well. So, yes, we're going to have to -- those markets are going to probably have to have three or four professionals in those two areas to really gain traction.

Mike Maddox^ I would just add to that. We think there's a massive opportunity for growth in that area, and our client base is really tailor-made for the wealth management platform. As we looked at this partnership, we couldn't have been more impressed with Jeff Burgess and his team on the wealth side and the caliber and quality of products that we'll be able to bring to market.

I know our bankers are extremely excited about having these tools to cross sell. I've said this before. It has killed me over the years when we have a successful commercial customer that exits a business and deposits a chunk of money in our bank and then it leaves to go to a wealth management firm. This will really give us the opportunity to serve the client holistically and really help them through the whole journey.

Terry McEvoy^ Great. Thanks for taking my questions.

Operator^ Thank you. Our next question comes from the line of Damon DelMonte of KBW.

Damon DelMonte^ Hey, good morning everyone. Congrats on a nice transaction. Just kind of curious, is there any concern about maintaining the key lenders across CrossFirst footprint, given that it's a true extension from legacy Busey?

Mike Maddox^ Our people are really excited about this opportunity. And one of the great things about this partnership is we have zero market overlap. So really, if you think about our customer-facing employees, both on the legacy Busey side and the CrossFirst side, it's going to be business as usual. They are going to continue to go out and serve their clients, and this is really just going to give them more capacity, more capabilities, more products, more things we can do for our customers.

So we're very excited about it. I know our team is. You always worry about attrition when you do a transaction, but we've communicated well with our people and I know how excited they are.

Damon DelMonte^ Got it. Okay. That's helpful. Thank you. With regards to the dual headquarters, just wondering what the rationale was behind maintaining the bank in Champaign and then having the holding company in Kansas.

Van Dukeman^ I think the holding company is pretty logical. I mean, all of a sudden Kansas City becomes the midpoint of the organization, the combined organization. It's a more metro area. I think a little more visibility, so that made a lot of sense to us.

I mean, Busey Bank has been around for 156 years. So we found it really important to keep the bank headquartered in Illinois and our commitment to Illinois as well. So that's how we landed on it, Damon.

Damon DelMonte^ Got it. Makes sense. Okay, thank you very much.

Operator^ Thank you. Our next question comes from the line of Daniel Tamayo of Raymond James.

Daniel Tamayo^ Thank you. I appreciate it. Hopefully you can hear me. I lost you for a second there, but --

Mike Maddox^ We can. Good morning Daniel.

Daniel Tamayo^ Hey, good morning. I guess my first question is just around the securities portfolio for CrossFirst. What your plans are to do with that after closing, and then also, how that impacts as well as the loan portfolio of CrossFirst, the asset sensitivity of the combined bank going forward.

Jeff Jones^ Yes, so maybe taking your first question first, on the securities book, we've not modeled any sort of restructuring or liquidation or redeployment trade around the securities portfolio. Certainly, as I mentioned earlier in my comments, we'll have some flexibility to consider that, but we kind of took the view here that,I mean, the transaction economics, I think, are set forth on very conservative assumptions across the board, and we didn't need to juice the results assuming some sort of restructuring on the CrossFirst securities portfolio or balance sheet, right. The reality is a lot of institutions put that in, and you have no idea, particularly in this rate environment, you have no idea what that's going to look like at close.

So as we approach close, we'll continue to take a close look at it, and there may be an opportunity that we like there when you balance what's the capital impact, what's the opportunity to deleverage the balance sheet, and what's the returns aspect.

But coming out of the gate, we didn't believe it was compelling enough or predictable enough to include in what we wanted to be true kind of core representation of the franchise, but we'll have that flexibility.

Van Dukeman^ But the financial projections that we've thrown out there have nothing baked in about bond portfolio restructuring.

Jeff Jones^ None. None. I'm sorry, remind me what your second question was. Oh, interest rate sensitivity.

Daniel Tamayo^ Yes.

Jeff Jones^ So on the interest rate sensitivity, CrossFirst is pretty close to neutral. So when you look at us on a combined basis, that puts us closer to neutral. It really kind of cuts our sensitivity if you look to plus 100, minus 100, close to in half. We really on a pro forma basis as you model it, we're kind of up 1%, down 1% with an up 100 or down 100 move from an asset sensitivity perspective.

Daniel Tamayo^ Okay, great. That's helpful. And then maybe a follow-up. Just looking at the construction portfolio for CrossFirst it’s bigger than yours. Just curious what that kind of entails, what type of loans those are and your plan for that book.

Mike Maddox^ Yes, I mean, I'll take that, Daniel. You know, our portfolio is mostly industrial, multifamily type portfolio. And 60% loan to cost, on a loan to cost basis, very conservatively underwritten, strong sponsors, and I think one of the strategic rationales for the partnership is to maintain those CRE levels at a lower level than CrossFirst has over the last two years.

I would say two, three years ago our levels were down in the mid-260%, 250% range. And one of the things we like about this partnership is it gets us back down there lower. And so we'll continue to take advantage of strategic opportunities and the dynamic markets we're in, but it'll continue to be a thoughtful, well-underwritten, well-leveraged portfolio.

Jeff Jones^ And Danny, maybe bring in, we also have with us here Randy Rapp, as well as Chip Jorstad. Randy is, you know, we put out in the release, will be President of the bank as we move forward, and Chip will be Chief Credit Officer coming from the Busey side. Either one of you guys want to offer kind of perspective there?

Chip Jorstad^ Yes, this is Chip. Good morning. We did a deep dive on their construction portfolio, and the CrossFirst team does a great job of both their client selection and their selection of projects. And they also have a real nice group that does the monitoring of the construction projects and making sure that everything stays in balance. So their construction profile, while maybe a little bit bigger than ours, due to opportunities, the types of clients they select and the leverage areas that they come in at around 60% is very similar to what the Busey profile would be.

Daniel Tamayo^ Understood. Thanks for all the color. I appreciate it.

Operator^ Thank you. Our next question comes from the line of Brian Martin of Janney Montgomery Scott.

Brian Martin^ Hey, good morning everyone, and congratulations on the transaction.

Jeff Jones^ Thanks, Brian. Thanks.

Brian Martin^ Say, can you just talk a little bit about the opportunities in the higher growth metro markets here. I guess kind of specifically, maybe kind of the Dallas, the Denver and Phoenix markets, where you think that opportunity is in terms of future growth potential. And then maybe just as far as the talent additions that you may need to kind of accomplish that growth that you are looking for in those markets.

Mike Maddox^ Yes, Brian, this is Mike. You know, we see tremendous opportunity in those markets, and one of the things we've been talking about over the last several years is the tremendous operating leverage opportunity that we have to grow in those markets. We've already made significant people investments in those markets, and we've really seen a lot of growth, and we believe there's a tremendous amount, more that we can do, without, frankly a lot of people adds.

If you think about Dallas, we're approximately a $2 billion market. That could easily be $4 billion or $5 billion over the next four or five years. So the market opportunity is there.

Phoenix, for example, we're $300 million. We can double the size of that market without adding any significant expense and the same would be true in Denver.

They are dynamic growing markets with strong economies, and it's all about making sure we have the right people, and we'll continue to recruit great talent and invest in talent to help us grow.

Van Dukeman^ Maybe I'll add something. Brian, this is Van. You know, Randy lives in DFW, and has spent his entire career there before CrossFirst at a larger bank. And then we've had the opportunity to get to know all the regional leadership, and Randy has spent time with our regional leadership, both in the North region and Gateway, and it's really a high-quality group.

They come from larger banks. They know how to underwrite credit. They know how to go after good business. So they've got some really good leadership in all of these markets that are very experienced. And so, as Mike said, we can leverage them and grow these entities.

Where we're going to have to add is we're going to have to again, to have the wealth management, private client talent. I suppose if there's more locations that we want in those areas, that obviously would need more talent as well, but it's a really good group of regional leadership in all these markets.

Brian Martin^ Got you. No, that's helpful. Just in terms of the -- it sounds like it's more of an organic expansion into those markets rather than really, I guess, needing to do acquisitions to get more scale in those particular markets. Is that kind of a fair outlook today?

Van Dukeman^ I would say it gives us more flexibility. You know, you’ve followed us for a long time. In the markets we're in, they are good. Chicagoland is a great market, but the growth rate is lower than some of these other dynamic markets with better demographics than CrossFirst is in.

But I think this gives us more flexibility to push on the organic growth, quality growth there, but certainly we're still going to be mindful of opportunistic M&A. That doesn't come off the table. I mean, obviously we have to integrate and do this one successfully. But I don't think M&A comes off the table. But we have more flexibility if we're able to grow organically in the meantime.

Jeff Jones^ And if you look at you know, our history of M&A. Brian right, I mean, we've always valued throughout core deposits, wealth as an integral part of that. And that will continue going forward, right? You look back over history, we've acquired higher loan to deposit ratio, you know higher asset growth companies, and then complemented them with acquisitions of strong core deposit franchises and wealth businesses. And I don't -- you know, I don't think that changes going forward. That's just enhanced here, I believe.

Van Dukeman^ That's a good point, Jeff. And maybe to make sure everyone understands, this is really -- is not outside our philosophy or our lane, because all you have to do is go back to mid to late 2015. We have just finished a transaction in the Peoria area that was rich in deposits, had a wealth management group, trust department, and we were sitting at probably 60, a little over 60% loan deposit, flush with deposits. Wealth Group was bigger than the bank.

The first thing, what do we do? We go to St. Louis and we buy Pulaski in ‘16, and that had 100% loan to deposit ratio. And when we peeled out and sold off the mortgage, you know wholesale mortgage piece, it still had 95% loan to deposit.

Then the next transaction we did was in ‘17, we bought First Community Bank, which was, I'll call it CrossFirst light. It was a startup bank, and it had a 95% loan to deposit ratio in the Chicago region. Okay, now that loan to deposit ratio for the company has moved up to a pretty -- and neither one of them had wealth. We had to build it in.

And what's the next transaction? Okay. We want to make sure we've got that core deposit, so we buy a bank in Peoria, a 100-year-old bank, had $600 million in core deposits, and a $600 million trust department, followed with Bank of Edwardsville, a very strong 150-year-old core deposit franchise with a $1.9 billion, with a $1.5 billion trust department.

Then we go back to Chicago and buy Glenview. Very strong core deposit franchise, $1.4 billion, with a $1.1 billion trust department. So we go back and forth between trying to bring in growth, but also being mindful that we want to have a strong core deposit franchise in this wealth piece. So we've gone back and forth depending on the situation.

Now, you can't always pick the order. Things don't always happen as you may want them. As you know, transactions just don't -- companies are not bought, they're sold, and you have to be able to work through those things. But there's some method to the madness. This is certainly pushing the growth for the company, but we're going to be mindful of core deposit franchises that are out there as well, that might fit nicely once we've got this integrated.

Mike Maddox^ Yes, I'm excited about the ability that we can do both. We have proven organic track record and a strong M&A capability, and with a $20 billion well-capitalized balance sheet with where we're located and the markets we're located in, it's going to give us a lot of optionality to continue to grow and have robust growth.

Brian Martin^ Got you. Thanks for all the color and maybe just one follow-up. Just the concentration levels, the CRE concentration levels are pretty favorable today. Just wondering how to think about that as you kind of continue to grow here and capitalize on the opportunities. Is your expectation to kind of remain in that lane of around 250 on the CRE concentration level, or do you see that changing much as you kind of benefit from the growth potential here?

Van Dukeman^ I'm going to say I think so. You know, that ebbs and flows. I do think we continue to have a lot of cash outflows in that area. If you're doing construction, interim finance, those things, you know it's a beast that has to be fed just to keep it at that level. And I think you get a bigger balance sheet like this, I think we'll be doing good to keep it in that lane, to be honest, just because of the turnover in this portfolio.

I mean, we've seen it. I mean, our numbers at Busey's gone down to, I think it's sub 190 now and sub 20 on the 100 test and we haven't driven it there. It's just the cash flows. If you're dealing with quality borrowers, they pay you back and there's a cycle here that you have to replenish. So I think we'll do well to stay in the lane that the pro forma appears to have us.

Mike Maddox^ Yes, Van's right. And as we see interest rates move downwards, as everybody expects, that's just going to speed up that churn in that real estate portfolio.

Brian Martin^ Got you. Okay, I appreciate the call. And again, congrats on a nice transaction here.

Van Dukeman^ Thanks, Brian.

Operator^ Thank you. Our next question comes from the line of Jeff Rulis of D.A. Davidson.

Jeff Rulis^ Thanks. Good morning. Just, I guess if you could briefly touch on the kind of the origin of the deal, how you came together and was the transaction negotiated or was this sort of an auction type shown to others? Thanks.

Van Dukeman^ Well, obviously there'll be more come out with the proxy statement in the S4, Jeff. And Jeff Jones alluded to it, he's known Mike for some time. It's five, six, seven years now. So they've had a relationship. I've gotten to know Mike over the last period of time as well, a lengthy period of time. I got to know Randy some even before meeting Mike. So, you know, I don't really want to comment much beyond that, but to say that these -- we've gotten to know these guys and really like them okay, obviously.

But we like the way they go to market and the stability that we bring, the growth that they bring, but there's just not that much difference. I mean, I look at some of the loans these guys make. They are really high quality, right down the middle of the fairway. So it was a dating period like any of the other transactions we've done and we spent our time getting to know them more, and it certainly helped that Jeff Jones has spent quite a bit of time with Mike over the last half decade.

Jeff Jones^ Jeff, I mean, you know how we like to go about M&A right and that's crafting a partnership over time. When the teams spend a lot of time together, you get to know each other. You've heard us say, it gives you an opportunity to do due diligence over months and quarters and not days and weeks. And so I think suffice to say, I mean our teams have spent many months together.

Van Dukeman^ Yes.

Jeff Jones^ So this was, I think, very well thought out and thoroughly diligenced on both sides. And I think CrossFirst did a deep dive on us as well in this process. And it was a partnership that just increasingly made sense, the more time our teams spent together, and the more we learned about each other's companies.

Mike Maddox^ Yes. And I would echo the Van and Jeff’s comments. You know, it was a thorough process and it starts with culture and we spent a lot of time on culture and the two companies are very aligned from a cultural standpoint. And we just feel like the strategic and financial fit is very, very compelling, and we're very excited for our shareholders.

Jeff Rulis^ I appreciate the backdrop. And Mike, maybe while I have you just on a follow-up, just looking at credit at CrossFirst and you did see a lift in NPAs about last year at this time, third quarter, in a sense really moved that back down. So I just wanted to get your sense of what was that lift in non-performers and it seems like maybe just a timing issue. Just wanted to kind of check in on what drove that increase and subsequent decline since then.

Mike Maddox^ Yes. I'm going to turn it over to Randy Rapp who is here. He really manages that and he'll be able to give you the right answer.

Randy Rapp^ Hey, good morning, Jeff. It's good to speak with you. Yes, on the NPAs, it was just some timing. There was no really one big transaction. There was a couple of smaller transactions that were resolved favorably. And so we've seen that number come down over the last several quarters. Feel really good about where that number is today. And in our overall credit quality if you look at NPAs, if you look at classified to capital, you look at charge off ratio. So I feel like the portfolio is very well positioned to move forward.

Jeff Rulis^ Randy, any particular segment that lift came in? You said it was pretty granular, but was there any vertical that you'd identify that drove some of that increase.

Randy Rapp^ Really wasn’t from a vertical. It was really a couple of C&I and then maybe one small real estate transaction in there, so really nothing systemic. Just a couple of smaller transactions in different areas.

Jeff Rulis^ Okay, thanks. I appreciate the color.

Operator^ Thank you. I would now like to turn the conference back to Van Dukeman for closing remarks. Sir?

Van Dukeman^ Thanks again to everyone for being able to join the call today and on such short notice. We think we've found an ideal partner here culturally and strategically to enhance our growth trajectory for decades to come. We're excited about the new and dynamic leadership Mike and his team bring to the combined organization and our ability to grow our full service platform into these new dynamic markets. Thank you, and have a great rest of your week.

Operator^ This concludes today's conference call. Thank you for participating. You may now disconnect.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Busey Corporation’s (“Busey”) and CrossFirs Bankshares, Inc.’s (“CrossFirst”) beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst’s operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey’s and CrossFirst’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey’s or CrossFirst’s assets fluctuations in the value of securities held in Busey’s or CrossFirst’s securities portfolio; concentrations within Busey’s or CrossFirst’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey’s or CrossFirst’s balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey’s or CrossFirst’s general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey’s Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the “Risk Factors” section of each of Busey’s and CrossFirst’s Annual Report on Form 10-K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Busey’s and CrossFirst’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of Busey and CrossFirst and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about Busey, CrossFirst and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the “SEC Filings” section of Busey’s website, https://ir.Busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the “Investor Relations” section of CrossFirst’s website, https://investors.crossfirstbankshares.com/.

Participants in Solicitation

Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.